UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Grove Collaborative Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

39957D102

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39957D102	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS NextView Ventures II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,734,990 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,734,990 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,734,990 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% (3)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by NextView Ventures II, L.P. (“NextView II”). NextView Capital Partners II, LLC (“NextView GP II”) is the general partner of NextView II and may be deemed to have voting, investment and dispositive power with respect to these securities.

(2)	Consists of (i) 525,100 shares of Class A Common Stock, and (ii) 4,209,890 shares of Class A Common Stock issuable upon the conversion of the shares of Class B Common Stock held by NextView II.
(3)

Based on 86,370,812 shares of Class A Common Stock outstanding as of November 4, 2022 as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2022, as filed with the United States Securities and Exchange Commission on November 10, 2022 (the “Form 10-Q”), plus 4,209,890 shares of Class B Common Stock held by NextView II and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 39957D102	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS NextView Ventures II-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,749,124 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,749,124 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,749,124 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0% (3)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by NextView Ventures II-A, L.P. (“NextView II-A”). NextView GP II is the general partner of NextView II-A and may be deemed to have voting, investment and dispositive power with respect to these securities.

(2)	Consists of (i) 135,100 shares of Class A Common Stock, and (ii) 1,614,024 shares of Class A Common Stock issuable upon the conversion of the shares of Class B Common Stock held by NextView II-A.
(3)

Based on 86,370,812 shares of Class A Common Stock outstanding as of November 4, 2022 as reported by the Issuer in the Form 10-Q, plus 1,614,024 shares of Class B Common Stock held by NextView II-A and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 39957D102	13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS NextView Ventures I Co-Invest Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 546,449 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 546,449 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 546,449 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6% (3)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by NextView Ventures I Co-Invest Fund, L.P. (“NextView Co-Invest”). NextView Capital Partners Co-Invest, LLC (“NextView GP Co-Invest”) is the general partner of NextView Co-Invest and may be deemed to have voting, investment and dispositive power with respect to these securities.

(2)	Consists of (i) 55,100 shares of Class A Common Stock, and (ii) 491,349 shares of Class A Common Stock issuable upon the conversion of the shares of Class B Common Stock held by NextView Co-Invest.
(3)

Based on 86,370,812 shares of Class A Common Stock outstanding as of November 4, 2022 as reported by the Issuer in the Form 10-Q, plus 491,349 shares of Class B Common Stock held by NextView Co-Invest and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 39957D102	13G	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS NextView Capital Partners II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,484,114 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,484,114 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,484,114 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0% (3)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

NextView GP II is the general partner of each of NextView II and NextView II-A, the respective holders of the securities, and may be deemed to having voting, investment and dispositive power with respect to these securities.

(2)

Consists of (i) 4,734,990 of such shares held by NextView II, of which (a) 525,100 of such shares consist of Class A Common Stock, and (b) 4,209,890 of such shares consist of shares of Class A Common Stock issuable upon the conversion of the shares of Class B Common Stock held by NextView II, and (ii) 1,749,124 of such shares held by NextView II-A, of which (a) 135,100 of such shares consist of Class A Common Stock, and (b) 1,614,024 of such shares consist of shares of Class A Common Stock issuable upon the conversion of the shares of Class B Common Stock held by NextView II-A.

(3)

Based on 86,370,812 shares of Class A Common Stock outstanding as of November 4, 2022 as reported by the Issuer in the Form 10-Q, plus 5,823,914 shares of Class B Common Stock held by NextView II and NextView II-A and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 39957D102	13G	Page 6 of 8 Pages

1.	NAMES OF REPORTING PERSONS NextView Capital Partners Co-Invest, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 546,449 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 546,449 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 546,449 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6% (3)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares of record are held by NextView Co-Invest. NextView GP Co-Invest is the general partner of NextView Co-Invest and may be deemed to having voting, investment and dispositive power with respect to these securities.

(2)

Consists of (i) 55,100 shares of Class A Common Stock held by NextView Co-Invest, and (ii) 491,349 shares of Class A Common Stock issuable upon the conversion of the shares of Class B Common Stock held by NextView Co-Invest.

(3)

Based on 86,370,812 shares of Class A Common Stock outstanding as of November 4, 2022 as reported by the Issuer in the Form 10-Q, plus 491,349 shares of Class B Common Stock held by NextView Co-Invest and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 39957D102	13G	Page 7 of 8 Pages

Introductory Note: This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13G originally filed by the Reporting Persons with the Commission on August 5, 2022 (the “Original Schedule 13G”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person. As the general partner of each of NextView II and NextView II-A, NextView GP II may be deemed to beneficially own the shares held by each of NextView II and NextView II-A. As the general partner of NextView Co-Invest, NextView GP Co-Invest may be deemed to beneficially own the shares held by NextView Co-Invest.

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person.*

*	Except to the extent of its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares, except for the shares, if any, such Reporting Person holds of record.

The convertibility of each of NextView II, NextView II-A and NextView Co-Invest’s Class B Common Stock is limited pursuant to the terms of the Letter Agreement Regarding Restriction On Conversion Of Class B Common Stock with the Issuer entered into on August 5, 2022 (the “Agreement”) as a result of the blocker provision of the Agreement described in the following sentence. The Agreement provides that the holder of Class B Common Stock will not have a right to convert, subject to certain exceptions, the Class B Common Stock for Class A Common Stock if, as a result of such conversion, NextView II, together with its affiliates (collectively, the “NextView Affiliates”), would exceed a beneficial ownership limitation of 9.99% of the number of shares of Class A Common Stock outstanding immediately after giving effect to the issuance of the shares of Class A Common Stock upon conversion of the Class B Common Stock being converted. The NextView Affiliates’ aggregate beneficial ownership, assuming the conversion of each such affiliate’s Class B Common Stock for Class A Common Stock, does not exceed 9.99% as of December 31, 2022.

CUSIP No. 39957D102	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2023

NEXTVIEW VENTURES II, L.P.
By: NextView Capital Partners II, LLC, its general partner

By:	/s/ Lee Hower
Name:	Lee Hower
Title:	Managing Member

NEXTVIEW VENTURES II-A, L.P.
By: NextView Capital Partners II, LLC, its general partner

By:	/s/ Lee Hower
Name:	Lee Hower
Title:	Managing Member

NEXTVIEW VENTURES I CO-INVEST FUND, L.P.
By: NextView Capital Partners Co-Invest, LLC, its general partner

By:	/s/ Lee Hower
Name:	Lee Hower
Title:	Managing Member

NEXTVIEW CAPITAL PARTNERS II, LLC

By:	/s/ Lee Hower
Name:	Lee Hower
Title:	Managing Member

NEXTVIEW CAPITAL PARTNERS CO-INVEST, LLC

By:	/s/ Lee Hower
Name:	Lee Hower
Title:	Managing Member